NORTHERN DYNASTY MINERALS LTD.
2021 RESTRICTED SHARE UNIT PLAN

1. PURPOSE

1.1 This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Corporation to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

2. PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a) "Account" means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b) "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c) "Beneficiary" means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant's legal representative;

(d) "Board" means the Board of Directors of the Corporation;

(e) "Change of Control" means:

(i) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii) an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

2021 Restricted Share Unit Plan

(iii) the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;

(f) "Committee" means the Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan, provided, however, if the Company ceases to qualify as a "foreign private issuer" (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two directors, and each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3;

(g) "Corporation" means Northern Dynasty Minerals Ltd. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person  or committee that has been  designated for the purpose by the Board including, without limitation, the Committee;

(h) "Designated Subsidiary" means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;

(i) "Director" means a director of the Corporation;

(j) "Eligible Consultant" means an individual, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated  Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection  with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly  promote or maintain a market for the registrant's securities;

(k) "Employee" means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(l) "Employer" means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant's Termination Date;

(m) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

(n) "Expiry Date" means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be (unless otherwise determined on the Grant Date) no later than December 31 of the calendar year in which the third anniversary of the Grant Date occurs;

2021 Restricted Share Unit Plan

(o) "Fiscal Year" means a fiscal year of the Corporation;

(p) "Grant Agreement" means an agreement between the Corporation and a Participant under which Share  Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(q) "Grant Date" of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(r) "Insider" has the meaning provided for purposes of  the  TSX  relating  to  Security  Based Compensation Arrangements;

(s) "Joint Actor" means a person acting "jointly or in concert with" another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;

(t) "Market Value" with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose  by the Corporation).  In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(u) "Participant" means a bona fide full-time or part-time Employee, an Eligible Consultant, an executive officer or an executive director  who, in any such case, has been designated by the Corporation for participation in the Plan.  For clarity, in no event shall a Participant be a non-executive director of the Corporation;

(v) "Payout Date" means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.1;

(w) "Plan" means this 2021 Restricted Share Unit Plan;

(x) "Reorganization" means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(y) "Rule 3b-4" means Rule 3b-4 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(z) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(aa) "Section 409A" means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

2021 Restricted Share Unit Plan

(bb) "Securities Act" means the U.S. Securities Act of 1933, as amended;

(cc) "Security Based Compensation Arrangement" has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(dd) "Shareholders" means the holders of Shares;

(ee) "Shares" mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(ff) "Share Unit" means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share or the other consideration as referred to in the Plan, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(gg) "Stock Exchange Rules" means the applicable rules of any stock exchange upon which Shares are listed;

(hh) "Termination Date" means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(ii) "TSX" means the Toronto Stock Exchange; and

(jj) "Vested Share Units" shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2 In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3. GRANT OF SHARE UNITS AND TERMS

3.1 The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the  Corporation may, in its sole discretion, determine.  Unless otherwise determined by the Corporation in its sole discretion, a grant of Share Units to a Participant in any calendar year will represent a right to a bonus or similar payment to be received for services rendered by such Participant to the Corporation or a Designated Subsidiary, as the case may be, in the Corporation's or Designated Subsidiary's fiscal year ending in, or coincident with, such calendar year.

2021 Restricted Share Unit Plan

3.2 In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

(a) the number of Share Units which are being granted to the Participant;

(b) any time based conditions as to vesting of the Share Units to become Vested Share Units;

(c) the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(d) the Expiry Date, which date shall be no later than (and, unless otherwise determined on the Grant Date, shall be) December 31 of the calendar year in which the third anniversary of the Grant Date occurs;

of which the items in (a) and (b) shall be set out in the Grant Agreement, and the Payout Date and Expiry Date may be set out in the Grant Agreement in the Corporation's sole discretion.

3.3 The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the  Corporation, subsequent to the Grant Date of a Share Unit, waive any resulting conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.1 or 8.3 of the Plan, if applicable.

4. GRANT AGREEMENT

4.1 Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5. SHARE UNIT GRANTS AND ACCOUNTS

5.1 An Account shall be maintained by the Corporation for each Participant.  On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

6. PAYOUTS

6.1 On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Share Units in the Participant's Account to which the Payout Date relates, in one of the following forms:

2021 Restricted Share Unit Plan

(a) subject to shareholder approval of this Plan and the limitations set forth in Section 11.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant's Account to which the Payout Date relates, net of any applicable deductions and withholdings;

(b) subject to and in accordance with any Applicable Law, Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Shares to Participants under the Plan equal in number to the Vested Share Units in the Participant's Account to which the Payout Date relates, net of any applicable deductions and withholdings;

(c) the payment of a cash amount to a Participant on the Payout Date equal to the number of Vested Share Units in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, net of any applicable deductions and withholdings; or

(d) any combination of the foregoing,

as determined by the Corporation, in its sole discretion.

6.2 No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

6.3 Shares issued by the Corporation from treasury under Section 6.1(a) of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4 The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares  which would otherwise be issued or provided to a Participant hereunder.

7. CHANGE OF CONTROL

7.1 Notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, all outstanding Share Units shall become Vested Share Units on any Change of Control and, except as otherwise provided in Section 16 hereof, the Payout Date in connection with such Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the date of such Change of Control and the Corporation shall, as soon as practicable following such Change of Control, issue or provide Shares or make payments to such Participants with respect to such Vested Share Units in accordance with Section 6.

2021 Restricted Share Unit Plan

8. TERMINATION OF EMPLOYMENT AND FORFEITURES

8.1 Unless otherwise determined by the Corporation pursuant to Section 8.2, on a Participant's Termination Date, any Share Units in a Participant's Account which are not Vested Share Units shall terminate and be forfeited.

8.2 Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the  Corporation's discretion, all or a portion of such Participant's Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

8.3 Except as otherwise provided in Section 16, in the event a Participant's Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant's Account, the Payout Date with respect to such  Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the  Participant's Termination Date and the Corporation shall, as  soon  as  practicable following such Termination  Date, issue or provide Shares or make payment to such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

9. FORFEITED UNITS

9.1 Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

10. ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

10.1 In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant's Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant's Account on the record date fixed for such distribution, subdivision or consolidation.

10.2 In the event there shall be any change, other than as specified in Section 10.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant's Account, such adjustment, if  any, to be reasonably  determined by the Committee and to be effective and binding for all purposes.

2021 Restricted Share Unit Plan

10.3 In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant's Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

11. RESTRICTIONS ON ISSUANCES

11.1 Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Share Units outstanding pursuant to the Plan from time to time shall not exceed 1.0% of the number of issued and outstanding Shares from time to time.  The maximum number of Shares issuable pursuant to all Security Based Compensation Arrangements, at any time, including all Share Units, options or other rights to purchase or otherwise acquire Shares, shall not exceed 8% of the total number of outstanding Shares.

11.2 The maximum number of Shares that may be issued to Insiders as a group pursuant to the Plan, when combined with any Shares that may be issued to Insiders pursuant to all of the Company's other Security Based Compensation Arrangements, shall not exceed 8% of the issued Common Shares within any 12 month period.

12. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1 Until such time as the Corporation receives shareholder approval of the issuances from treasury contemplated in Section 6.1(a), the Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

12.2 Following shareholder approval of any issuances from treasury as contemplated by Section 6.1(a), the Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c) to change the vesting provisions of Share Units;

(d) to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;

2021 Restricted Share Unit Plan

(e) to make the amendments contemplated by Section 16.1(g); or

(f) to make any amendments necessary or advisable because of any change in Applicable Law;

provided, however, that:

(g) no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

i. an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 10);

ii. an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

iii. other types of compensation through Share issuance;

iv. an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 15.2;

v. the addition of new categories of Participants (other than as contemplated by Section 10); or

vi. any amendments to this Section 12 that will increase the Corporation's ability to amend the Plan without shareholder approval.

12.3 If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

13. ADMINISTRATION

13.1 Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.

13.2 The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

2021 Restricted Share Unit Plan

13.3 The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

14. BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1 Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

15. GENERAL

15.1 The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

15.2 The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.  The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the sole shareholders or  beneficiaries of which, as the case may be, are any combination of the Participant, the Participant's spouse, the Participant's minor children or the Participant's minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant's Beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell shares received pursuant to the Share Unit.

15.3 The Corporation's grant of any Share Units or issuance of any Shares hereunder is subject to compliance with  Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to  comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.

15.4 The Corporation shall not have any responsibility for or in respect of the tax consequences of a grant of Share Units to, or the receipt of Share Units or payout in respect thereof by, Participants under this Plan or otherwise in respect of the Participants' participation under the Plan. The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary or desirable as determined by the Corporation in its sole discretion so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding or remittance of tax or other required deductions or amounts, including on the amount, if any, includable in the income of a Participant. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling (on such terms as the Corporation determines in its sole discretion, and, in the case of a sale, without any requirement to obtain the best possible price) on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder, or to require a Participant, as a condition of receiving anything under this Plan, to deliver cash or certified cheque payable to the Corporation for the amount of applicable tax as determined by the Corporation in its sole discretion.

2021 Restricted Share Unit Plan

15.5 A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

15.6 Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.  Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant's employment, or service under contract, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

15.7 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee's employment or any consultant's contractual relationship with the Corporation or a Designated Subsidiary.

15.8 The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

15.9 This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

16. SECTION 409A

16.1 It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that a Participant's Share Units are subject to Section 409A.

2021 Restricted Share Unit Plan

(a) Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary.

(b) If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a  result of his or her ceasing to be an Employee, an Eligible Consultant or director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a "separation from service" (within the meaning of Section 409A).

(c) If a Participant is a "specified employee" (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant's date of death.

(d) A Participant's status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.

(e) Each Participant, any beneficiary or the Participant's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the  account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any  obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant's estate harmless from any or all of such taxes or penalties.

(f) If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets of the Corporation" as defined under Section 409A and applicable regulations (a "409A Change in Control"). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A, the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

2021 Restricted Share Unit Plan

(g) In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h) In Sections 7.1 and 8.3 the phrase "as soon as practicable following" a designated event will be interpreted to mean within the same calendar year as the designated event, or if later, by the 60th day following the occurrence of the designated event.

(i) Notwithstanding the provisions in Section 12.3, upon termination of the Plan payments will be made in accordance with the regulations issued under Section 409A regarding payments upon the termination of a nonqualified deferred compensation plan.

EFFECTIVE DATE: June 30, 2021.

2021 Restricted Share Unit Plan